UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 11700

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/22** AND ENDING **12/31/22**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Coombe Financial Services, Inc.**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

129 S Main St

(No. and Street)

Ellenville	**New York**	**12428**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Philip Coombe III	**845-647-4800**	pcoombe@coombefinancial.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Jerome Davies, CPA, P.C.

(Name – if individual, state last, first, and middle name)

3605 Sandy Plains Rd Suite 240-480	**Marietta**	**GA**	**30066**
(Address)	(City)	(State)	(Zip Code)
04/25/2017		6363	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, PHILIP COOMBE III _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of COOMBE FINANCIAL SERVICES, INC _____, as of 12/31 _____, 2 022 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



SARA I DIAZ
NOTARY PUBLIC, STATE OF NEW YORK
NO. 01DI6277844
QUALIFICATION ULSTER COUNTY
COMMISSION EXPIRES MARCH 18, 20__

Signature:

Title:
CEO/PRESIDENT

Notary Public

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ■ (z) Other: FACING PAGE _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



JDCPA
Jerome Davies, CPA, P.C.

3605 Sandy Plains Rd.
Suite 240-480
Marietta, GA 30066
(347) 512-6085

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Coombe Financial Services, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Coombe Financial Services, Inc. (the Company) as of December 31, 2022, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Coombe Financial Services, Inc. as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in schedules I through III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in schedules I through III is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2017.

Jerome Davies, CPA, P.C

Marietta, Georgia
February 28, 2023

COOMBE FINANCIAL SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2022

ASSETS

Cash	$ 18,060	
Accounts receivable	25,790	
Securities owned, at fair value	25,994	
Due from related parties	414	
Property and equipment, net of accum. depreciation of $89,108	12,319	
Total assets		$ 82,577

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Accounts payable and accrued expenses	$ 16,969	
Commissions payable	14,720	
Total liabilities		$ 31,689

Stockholder's equity

Capital stock, no par value, 100 shares authorized, 25 shares issued and outstanding	-	
Additional paid-in capital	135,350	
Accumulated deficit	(84,462)	
Total stockholder's equity		50,888
Total liabilities and stockholder's equity		$ 82,577

Note 1. Nature of Business and Summary of Significant Accounting Policies

Nature of business:

Coombe Financial Services, Inc. (the "Company") was formed on September 13, 1963, and began operating as a broker-dealer upon approval of its registration with the National Association of Securities Dealers, Inc. in April of 2001. The Company made a Sub-Chapter S Corporation election with the Internal Revenue Service in 2001. The Company's business consists of providing subscription only brokerage, financial and employee benefit services to individuals and institutions.

The Company is a broker-dealer registered with the SEC and is a member of the Financial Industry Regulatory Authority (FINRA). The Company operates under the provisions of Paragraph (k)(1) of Rule 15c3-3 of the United States Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. The requirements of Paragraph (k)(1) provide that the Company limit its activities (both principal and agent) to transactions in certain redeemable securities of registered investment companies (mutual funds) or insurance products. Under this exemption, the broker-dealer may briefly handle customer funds and/or securities, but must promptly transmit such funds and securities received in connection with its broker or dealer activities. Additionally, it cannot hold funds or securities for, or owe money or securities, to customers.

Revenue recognition:

The Company recognizes revenue from contracts with customers pursuant to ASC 606 Revenue from Contracts with Customers. Under ASC 606, revenue is recognized upon satisfaction of performance obligations by transferring control over goods or services to a customer.

The Company receives commission income for brokerage services related to customer investments in mutual funds, insurance and annuity contracts.

The Company recognizes commission revenue upon the issuance or renewal of insurance policies as this satisfies the only performance obligation identified by the Company.

Note 1.   Nature of Business and Summary of Significant Accounting Policies, Continued

Revenue recognition: continued

The Company receives commissions from the sale of mutual funds and annuities that may be paid up front, overtime, or upon the investor's exit (that is, a contingent deferred sales charge, as applicable), or as a combination thereof. The Company believes that its performance obligation is the sale to the investor and as such this is fulfilled on the trade date (date of issuance for annuities). Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty may be dependent on the value of the security at future points in time and/or the length of time the investor remains in the security, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the securities and the investor activities are known, which are usually monthly or quarterly.

Accounts receivable:

Accounts receivable primarily consists of trade receivables from brokerage services related to customer investments in mutual funds, insurance and variable annuities. The Company regularly reviews its accounts receivable for any uncollectible amounts. The review of uncollectible amounts is based on an analysis of the Company's collections experience, customer credit worthiness, and current economic trends. Based on management's review of accounts receivable no allowance for credit losses is considered necessary.

Securities owned:

Management determines the appropriate classification of its securities owned at the time of purchase and reevaluates such designation at each statement of financial condition date. At December 31, 2022, securities owned consisted of marketable equity securities classified as trading securities and are reported at their aggregate fair value with realized and unrealized gains and losses included in income. Realized gains and losses are determined using the specific identification method and are included in earnings in the year of sale.

Property and equipment:

Property and equipment are stated at cost and are depreciated on a straight-line basis over the estimated useful lives of the related assets, which range from 5 to 15 years.

Note 1. Nature of Business and Summary of Significant Accounting Policies, Continued

Operating lease:

The company has elected, for all underlying classes of assets, to not recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease cost associated with its short-term leases on a straight-line basis over the lease term.

Income taxes:

The Company, with the consent of its stockholder, has elected under the provisions of Sub-Chapter "S" of the Internal Revenue Code to be an S Corporation. In lieu of Federal and State corporate income taxes, the stockholders of an S Corporation are taxed individually on their proportionate share of the Company's taxable income. Accordingly, the financial statements reflect no provision or liability for Federal or State income taxes.

The Company evaluates the effect of uncertain tax positions in accordance with provisions of accounting principles generally accepted in the United States of America. Material adjustments resulting from tax examinations, if any, are disclosed and interest and penalties resulting from such adjustments are reported as interest expense and other expense when incurred. The Company has not recognized any benefits from uncertain tax positions and believes it has no uncertain tax positions for which it is reasonably possible that the total amount of unrecognized tax benefits will significantly increase or decrease within 12 months from the statement of financial condition date. As of December 31, 2022, the Company's Federal and New York State income tax returns for tax years 2019 and beyond remain subject to examination by the applicable taxing jurisdictions.

Accounting estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates are used in the determination of depreciation and accounts receivable, among others.

Note 1. Nature of Business and Summary of Significant Accounting Policies, Continued

Fair value of financial instruments:

Accounting principles generally accepted in the United States of America (GAAP) defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by GAAP are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

Subsequent Events

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed up to and including the date financial statements were issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Note 2. Property and Equipment

Property and equipment consist of the following at December 31, 2022:

Computer equipment	$30,100
Furniture and fixtures	10,962
Leasehold improvements	60,365
	101,427
Accumulated depreciation	(89,108)
	$12,319
Total	

The Company recorded depreciation expense of $3,622 for the year ended December 31, 2022.

Note 3. Retirement Plans

The Company has adopted a 401(k) plan which allows employees to make salary deferral elections within limitations established by the Internal Revenue Code. Employer safe harbor contributions are at 3% of gross salary for qualified employees. The company may also make discretionary profit sharing contributions. Employer contributions to the plan for the year ended December 31, 2022 amounted to $4,053.

Note 4. Net Capital Requirements

The Company is subject to the United States Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2022, the Company had net capital of $15,688, which is $10,688 in excess of its' required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital on December 31, 2022 was 2.02 to 1.

Note 5. Fair Value Measurements

Fair value of assets measured on a recurring basis at December 31, 2022 are as follows:

	Level 1	Level 2	Level 3	Total
Securities owned at Fair Value:				
Common stock, at fair value	$ 25,994	$ -	$ -	$25,994

Note 6. Related Party Transactions

From January 1, 2022 through August 31, 2022 the Company leased office space from its sole stockholder under a month-to-month operating lease. Effective September 1, 2022 , the Company leases office space from a company under common ownership and control, under an operating lease with an initial term of one month ended September 30, 2022. The lease automatically renews each month unless canceled. The lease expense for the year ended December 31, 2022 amounted to $24,000 and it is included in occupancy and equipment on the statement of operations. As of December 31, 2022 , there was no amount payable to the related party under this agreement. In addition, the Company paid expenses totaling $1,798 on behalf of the related party for which it was fully reimbursed during the year ended December 31, 2022.

On July 1, 2014 the Company entered an expense sharing agreement with Coombe Bender & Co., LLC, an entity under common ownership and control, whereby the Company from time to time may directly pay for certain expenses actually incurred by the related party. The Company provides an invoice to the related party on a quarterly or more frequent basis listing the expenses it paid on behalf of the related party to be reimbursed. The expense sharing agreement also specifies that each party share equally in certain common expenses including but not limited to, research, equipment expense, technical support expense, telecommunications and computer expense, and miscellaneous administrative fees including postage and supplies. For 2022 the total amount of expenses paid by the Company and reimbursable by Coombe Bender & Co., LLC pursuant to the expense sharing agreement was $19,369. As of December 31, 2022, $18 was due from Coombe, Bender & Co., LLC under this arrangement.

As of December 31, 2022, $396 was due from the stockholder for a short-term loan.

The Company's financial position and results of operations could differ from the amounts in the accompanying financial statements had the above transactions not occurred with related parties.

COOMBE FINANCIAL SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS, Continued
DECEMBER 31, 2022

Note 7. Concentration of Risk

Credit Risk
The Company holds substantially all cash balances with two financial institutions which may, at times, exceeds federally insured limits.

Business Risk
The Company's revenues and profitability are affected by many conditions, including changes in economic conditions, inflation, political events, and investor sentiment. Because these factors are unpredictable and beyond the Company's control, earnings may fluctuate significantly from year to year.

Note 8. Commitments and Contingencies

The Company had no commitments, no contingent liabilities and had not been named as a defendant in any lawsuit at December 31, 2022 or during the year then ended.

The Company has issued no guarantees at December 31, 2022 or during the year then ended.

Note 9. Net Loss

The company incurred a loss for 2022. The company's stockholder represents that he has the means and intention to provide capital contributions as needed to ensure the Company's survival through at least one year subsequent to the date of the report of the independent registered public accounting firm.

Management expects the Company to continue as a going concern and the accompanying financial statements have been prepared on a going-concern basis without adjustments for realization in the event that the Company ceases to continue as a going concern.